Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

IMMUTEP GRANTED EUROPEAN PATENT FOR EFTILAGIMOD ALPHA

IN COMBINATION WITH A PD-1 OR PD-L1 INHIBITOR

SYDNEY, AUSTRALIA – November 28, 2018 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company“), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, is pleased to announce the grant of a new patent (number 3242678) entitled “Combined Preparations for the Treatment of Cancer or Infection” by the European Patent Office.

The new patent protects Immutep’s intellectual property relating to combined preparations comprising its lead product candidate eftilagimod alpha (“efti” or “IMP321”) and a PD-1 or PD-L1 inhibitor, and also the use of the combined preparations for the treatment of cancer or infection. Under the patent, efti and the PD-1 or PD-L1 inhibitor may be present in one combined dosage form, or as part of separate dosage forms for sequential administration of the respective active ingredients. The patent expiry date is 8 January 2036.

The new patent is significant as it covers the combination of active ingredients being evaluated in the Company’s TACTI-mel, TACTI-002 and INSIGHT-004 clinical trials. The TACTI-002 trial will be conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada), as announced in March 2018, while INSIGHT-004 will be conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc., as announced in September 2018.

“We are very pleased that our European patent application has been granted covering our lead product candidate, efti, in combination with either a PD-1 or PD-L1 inhibitor. This is particularly important for Immutep as PD-1 and PD-L1 inhibitors are the standard of care for a broad range of cancers, an area where the Company is actively pursuing the development of combined therapies”, said Marc Voigt, CEO of Immutep.

Dr. Frédéric Triebel, Immutep’s Chief Scientific Officer and Chief Medical Officer, also welcomed the news, noting, “This European patent grant represents an important milestone for Immutep and is consistent with our long held hypothesis that combining efti with a PD-1 or PD-L1 checkpoint inhibitor should result in a combinatory therapeutic benefit to patients, by both pushing the accelerator and releasing the brake of the immune system.”

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of Efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a planned Phase I clinical trial referred to as INSIGHT-004 to evaluate a combination of Efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com